Free Writing Prospectus

(To the Prospectus dated August 31, 2007,

Prospectus Supplement dated September 4, 2007, Index Supplement dated

September 4, 2007 and Information Supplement dated December 12, 2007)

Filed Pursuant to Rule 433 Registration No. 333-145845 February 4, 2008, as amended as of February 20, 2008

$ Buffered Super TrackSM Notes due November 29, 2013 Linked to the Performance of a Basket of Equity Indices Medium-Term Notes, Series A, E-1563

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC(Rated AA/Aa1‡)

Basket Initial Valuation Date:	February 22, 2008

Issue Date:	February 29, 2008

Basket Final Valuation Date:	November 25, 2013*

Maturity Date:	November 29, 2013* (resulting in a term to maturity of 5.75 years)

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	An equally-weighted basket comprised of the following equity indices (each a “basket component”, and together, the “basket components”):
	Index	Bloomberg Ticker	Weight	C(i) Initial (as defined below)
	Dow Jones EURO STOXX 50® Index	SX5E <Index>	1/3	[•]
	Dow Jones Industrial AverageSM Index	INDU<Index>	1/3	[•]
	Nikkei 225TM Index	NKY <Index>	1/3	[•]

Participation Rate:	115%

Buffer Percentage:	15%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the basket performance is equal to or greater 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the basket performance and (ii) the participation rate:

$1,000 + [$1,000 x (basket performance x participation rate)]

•        if the basket performance is less than 0% and equal to or greater than -15%, you will receive the principal amount of your Notes; and

•        if the basket performance is less than -15%, (a) the principal amount of your Notes plus (b) the principal amount multiplied by the sum of (i) the basket performance and (ii) the buffer percentage:

$1,000 + [$1,000 x (basket performance + buffer percentage)]

If the basket performance declines by more than 15%, you will lose 1% of the principal amount of your Notes for every 1% that the basket performance declines. You may lose up to 85% of your initial investment.

Basket Performance:	The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C(i) Initial = The closing level of each basket component on the basket initial valuation date;

C(i) Final = The closing level of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component, which is 1/3 for each basket component.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738RDD5 and US06738RDD52

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement, the cover page of the information supplement and “ Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007, the prospectus supplement dated September 4, 2007, the index supplement dated September 4, 2007, the information supplement dated December 12, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement, information supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, information supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007, the index supplement dated September 4, 2007 and the information supplement dated December 12, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the information supplement and in “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

•	Information Supplement dated December 12, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507263911/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Basket Performance	Payment at Maturity	Total Return on Notes
55.00%	$1,632.50	63.25%
45.00%	$1,517.50	51.75%
35.00%	$1,402.50	40.25%
25.00%	$1,287.50	28.75%
15.00%	$1,172.50	17.25%
12.50%	$1,143.75	14.38%
10.00%	$1,115.00	11.50%
7.50%	$1,086.25	8.62%
5.00%	$1,057.50	5.75%
2.50%	$1,028.75	2.88%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$950.00	-5.00%
-30.00%	$850.00	-15.00%
-40.00%	$750.00	-25.00%
-50.00%	$650.00	-35.00%
-60.00%	$550.00	-45.00%
-70.00%	$450.00	-55.00%
-80.00%	$350.00	-65.00%
-90.00%	$250.00	-75.00%
-100.00%	$150.00	-85.00%

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated, assuming an initial investment of $1,000.

Example 1: In this case, the basket performance is positive.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Dow Jones EURO STOXX 50® Index	3,789.31	4,168.24	10.00%	1/3	3.33%
Dow Jones Industrial AverageSM Index	12,442.83	13,935.97	12.00%	1/3	4.00%
Nikkei 225TM Index	13,345.03	14,412.63	8.00%	1/3	2.67%

Basket					10.00%

Step 2: Calculate the payment at maturity.

Because the basket performance is greater than 0%, the investor receives a payment at maturity of $1,115.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (basket performance x participation rate)]

$1,000 + [$1,000 x (10% x 115%)] = $1,115.00

Therefore, the payment at maturity is $1,115.00 per $1,000 principal amount Note, representing a 11.50% return on investment over the term of the Notes.

Example 2: In this case, the basket performance is negative, but within the buffer percentage.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Dow Jones EURO STOXX 50® Index	3,789.31	3,220.91	-15.00%	1/3	-5.00%
Dow Jones Industrial AverageSM Index	12,442.83	11,198.55	-10.00%	1/3	-3.33%
Nikkei 225TM Index	13,345.03	14,679.53	10.00%	1/3	3.33%

Basket					-5.00%

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Step 2: Calculate the payment at maturity.

Because the basket performance is less than 0% and equal to or great than -15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: In this case, the basket performance is negative and outside the buffer percentage.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Dow Jones EURO STOXX 50® Index	3,789.31	3,031.45	-20.00%	1/3	-6.67%
Dow Jones Industrial AverageSM Index	12,442.83	9,332.12	-25.00%	1/3	-8.33%
Nikkei 225TM Index	13,345.03	10,409.12	-22.00%	1/3	-7.33%

Basket					-22.33%

Step 2: Calculate the payment at maturity.

Because the basket performance is less than -15%, the investor will receive a payment at maturity of $926.67 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (basket performance + buffer percentage)]

$1,000 + [$1,000 x (-22.33% + 15%) = $926.67

Therefore, the payment at maturity is $926.67 per $1,000 principal amount Note, representing a -7.33% return on investment over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The basket final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”.

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive basket performance by 115%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the basket performance of up to 15%.

•

Diversification Among European and Asian Equities of the Basket Components—The return on the Notes is linked to the Dow Jones EURO STOXX 50® Index, Dow Jones Industrial AverageSM Index and Nikkei 225TM Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Dow Jones Industrial AverageSM Index consists of 30 common stocks selected at the discretion of the editors of The Wall Street Journal, as representative of the broad U.S. industry. The Nikkei 225TM Index consists of 225 stocks listed on the First Section of the Tokyo

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Stock Exchange. For additional information about the basket components, see the information set forth under “Equity Indices- Dow Jones EURO STOXX 50® Index”, “Equity Indices- Dow Jones Industrial AverageSM Index SM” and “Equity Indices-Nikkei 225TM Index

•

Certain U.S. Federal Income Tax Considerations— The United States federal income tax consequences of your investment in the Notes are uncertain. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled forward contract with respect to the basket. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying information supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. In addition, legislation has recently been introduced in Congress that, if enacted, would require holders that acquire the Notes after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Notes.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement and the discussion under the heading “United States Federal Tax Considerations” in the accompanying information supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus. You should further consult your tax advisor as to the possible alternative treatments in respect of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the basket and will depend on whether, and the extent to which, the basket performance is positive or negative. Your investment will be fully exposed to any decline in the performance of the basket beyond the 15% buffer percentage as compared to the initial closing levels of the basket components. You will lose up to 85% of your initial investment if the basket performance declines by more than 15%.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the basket components would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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•

No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the basket components are denominated, although any currency fluctuations could affect the performance of both basket components. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes— The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying information supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. In addition, legislation has recently been introduced in Congress that, if enacted, would require holders that acquire the Notes after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Notes. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. .

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the basket components;

•	the time to maturity of the Notes;

•	the dividend rate on the stocks underlying the basket components;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the Euro, the Singapore Dollar and the Japanese Yen; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

License Agreement with Nikkei Digital Media, Inc.

Barclays Bank PLC will enter into a non-exclusive license agreement with Nikkei Digital Media, Inc. (“NDM”), who is exclusively licensed by Nikkei Inc. to sublicense the use of the Nikkei 225 Index to third parties, whereby we and our affiliates, in exchange for a fee, will be permitted to use the Nikkei 225 Index in connection with the offer and sale of the Notes. We are not affiliated with Nikkei Inc. or NDM; the only relationship between them and us is any licensing of the use of the Nikkei 225 Index and trademarks relating to the Nikkei 225 Index.

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License Agreement

We have entered into a non-exclusive license agreement with Dow Jones whereby we, in exchange for a fee, are permitted to use the DJIA Index in connection with certain securities, including the notes. We are not affiliated with Dow Jones; the only relationship between Dow Jones and us is any licensing of the use of Dow Jones’ indices and trademarks relating to them.

“Dow Jones”, “Dow Jones Industrial AverageSM”, “DJIASM” are service marks of Dow Jones & Company, Inc. Dow Jones has no relationship to Barclays Bank PLC, other than the licensing of the Dow Jones Industrial Average (DJIA) and its service marks for use in connection with the notes.

Dow Jones does not:

•	Sponsor, endorse, sell or promote the notes.

•	Recommend that any person invest in the notes or any other financial products.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of notes.

•	Have any responsibility or liability for the administration, management or marketing of the notes.

•	Consider the needs of the notes or the owners of the notes in determining, composing or calculating the DJIA or have any obligation to do so.

Dow Jones will not have any liability in connection with the notes. Specifically,

•	Dow Jones does not make any warranty, express or implied, and Dow Jones disclaims any warranty about:

•	The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the DJIA and the data included in the DJIA;

•	The accuracy or completeness of the DJIA or its data;

•	The merchantability and the fitness for a particular purpose or use of the DJIA or its data;

•	Dow Jones will have no liability for any errors, omissions or interruptions in the DJIA or its data;

•	Under no circumstances will Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones knows that they might occur.

The licensing relating to the use of the indexes and trademarks referred to above by Barclays Bank PLC is solely for the benefit of Barclays Bank PLC, and not for any other third parties.

Historical Information

The following graph sets forth the historical performance of the basket components based on the daily closing level from January 2, 2001 through January 30, 2008. On January 30, 2008, the Dow Jones EURO STOXX 50® Index closing level was 3,789.31, the Dow Jones Industrial AverageSM Index closing level was 12,442.83 and the Nikkei 225TM Index closing level was 13,345.03. We obtained the closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the basket components should not be taken as an indication of future performance, and no assurance can be given as to the closing levels on the basket final valuation date. We cannot give you assurance that the performance of the basket on the basket final valuation date will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of this free writing prospectus, which is the fifth business day following the expected basket initial valuation date (this settlement cycle being referred to as “T+5”). See “Plan of Distribution” in the prospectus supplement.

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